FIRST AMENDMENT

TO

AGREEMENT AND PLAN OF REORGANIZATION

This First Amendment to Agreement and Plan of Reorganization (this “Amendment”) is made and entered into as of December 6, 2001 by and among National Mercantile Bancorp, a California corporation (“NMB”),  South Bay Bank, National Association, a national banking association (“SBB”), and Mercantile Interim Bank I, N.A., an interim national bank organized by NMB (“Mercantile Interim”), with reference to the following facts:

A.               NMB and SBB are parties to that certain Agreement and Plan of Reorganization made and entered into as of July 18, 2001 (the “Agreement”).

B.               NMB and SBB desire to amend the Agreement as set forth in this Amendment.

C.               The Agreement contemplates that upon the commencement of the legal existence of Mercantile Interim, NMB and SBB shall amend the Agreement to include Mercantile Interim as a party to the Agreement.

D.               The legal existence of Mercantile Interim has commenced prior to the date hereof.

NOW, THEREFORE, with reference to the foregoing facts, and in consideration of the mutual covenants and agreements hereinafter set forth, NMB, SBB and Mercantile Interim agree as follows:

1.                Definitions.

Capitalized terms used in this Amendment shall have the meanings ascribed to them in the Agreement.

2.                Amendment of Definitions.

2.1             Section 1 of the Agreement is hereby amended with respect to the definition of “Newco,” which is deleted and replaced with the following:

“Newco” shall mean Mercantile Interim Bank I, N.A., which is the interim  national bank referred to in the recitals.”

3.                Amendment of Section 2.

3.1                Section 2 is amended by adding Section 2.13 to read as follows:

“2.13.  At the Effective Time, each share of SBB Series A Preferred outstanding immediately prior to the Effective Time shall be changed and converted into one share of Series A 10% Non-Cumulative Perpetual Preferred Stock of the Resulting Bank.

3.2             Section 2 is further amended by deleting from Section 2.4 (a) the following at the end of the sentence: “…except that the Articles of Association shall not include any designated series of Resulting Bank Preferred Stock (i.e. there shall be no series of preferred stock similar to the SBB Series A Preferred)”.

4.                Amendment of Section 5.12.  Section 5.12 is hereby amended in its entirety to read as follows:

“5.12                Redemption of Series A Preferred.  Prior to the Closing, SBB will redeem such number of shares of the outstanding SBB Series A Preferred as NMB shall request of SBB, which redemption shall be in accordance with the Redemption Agreement.  Unless otherwise directed by NMB, SBB shall, pursuant to this Section 5.12, redeem the SBB Series A Preferred owned by William McLagan and shall not redeem any other shares of SBB Series A Preferred.”

5.                Mercantile Interim’s Agreement to Consolidate.  As contemplated in Section 5.5 of the Agreement, Mercantile Interim hereby agrees to become a party to the Agreement and to consolidate with SBB in accordance with and subject to the terms, conditions and provisions set forth in Section 2 of the Agreement.

6.                No Other Changes.  Except as set forth in this Amendment, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

National Mercantile Bancorp

By:	/s/ Scott A. Montgomery
Scott A. Montgomery, Chief Executive Officer and President

By:	/s/ David Brown
David Brown, Chief Financial Officer

South Bay Bank, National Association

By:	/s/ Kenneth M. Miller
Kenneth M. Miller, Chairman of the Board

By:	/s/ Charles W. Calhoun
Charles W. Calhoun, Chief Executive Officer and President

Mercantile Interim Bank I, N.A.

By:	/s/ Scott Montgomery
Scott Montgomery, President

By:	/s/ David Brown
David Brown, Chief Financial Officer